
SECUR 07006243 ON

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SEC MAIL PROCESSING

RECEIVED

MAY 3 1 2007

WASH. D.C. 210 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39687

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____04/01/06_____ AND ENDING_____03/31/07_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENN PLAZA BROKERAGE, LTD

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

15 WEST 44th STREET
_____
                          (No. and Street)

NEW YORK_____NY_____10036_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JACK KANE, PRESIDENT
_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRUBER PALUMBERI RAFFAELE, PC
_____
                    (Name – if individual, state last, first, middle name)

7 PENN PLAZA	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __JACK KANE_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___PENN PLAZA BROKERAGE, LTD._____, as
of ___MARCH 31_____, 20_07___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

                                                          _____
                                                                    Signature

                                                          ___PRESIDENT_____
                                                                    Title

_____
            Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENN PLAZA BROKERAGE LTD

FINANCIAL STATEMENTS

MARCH 31, 2007

GRUBER PALUMBERI RAFFAELE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

G
P
R

GRUBER PALUMBERI RAFFAELE, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
SEVEN PENN PLAZA, NEW YORK, NY 10001
TELEPHONE: (212) 532-8261
FAX: (212) 532-9707

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Penn Plaza Brokerage LTD

We have audited the accompanying statement of financial condition of Penn Plaza Brokerage LTD as of March 31, 2007, and the related statements of income, changes in ownership equity, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penn Plaza Brokerage LTD as of March 31, 2007, and the results of its operation and its cash flow for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as. a whole. The information contained in the supplementary schedules of Computation and Reconciliation of Net Capital Pursuant to Rule 15c301 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gruber Palumberi Raffaele, PC

New York, NY
May 29, 2007

THE FIRM OF LORENTZ AND GRUBER SINCE 1945
MEMBERS NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS AND AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) ## Part IIA Special Request INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ⦿ Alternate ○ [0011]

Name of Broker Dealer: PENN PLAZA BROKERAGE, LTD. [0013]

SEC File Number: 8- 39687 [0014]

Address of Principal Place of Business: 15 WEST 44TH STREET [0020]

NEW YORK NY 10036-6611 [0021] [0022] [0023]

Firm ID: 22366 [0015]

For Period Beginning 04/01/2006 [0024] And Ending 03/31/2007 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Jack Kane, President [0030] Phone: (212) 921-7733 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____ [0032] Phone: _____ [0033]

Name: _____ [0034] Phone: _____ [0035]

Name: _____ [0036] Phone: _____ [0037]

Name: _____ [0038] Phone: _____ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ⦿ [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

		Allowable	Non-Allowable	Total
1.	Cash	164,939 [0200]		164,939 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	111,492 [0355]	32,335 [0600]	143,827 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost	[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]		
	B. Other securities	[0160]		

7. Secured demand notes market value of collateral:		0
	[0470]	[0640]	[0890]

7. Secured demand notes market value of collateral:

    A.   Exempted securities

          [0170]

    B.   Other securities

          [0180]

8. Memberships in exchanges:

    A.   Owned, at market

          [0190]

    B.   Owned, at cost

    C.   Contributed for use of the company, at market value

Item	Col 1	Col 2	Col 3
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
8.B. Owned, at cost		[0650]	
8.C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	77,580 [0680]	77,580 [0920]
11. Other assets	[0535]	42,951 [0735]	42,951 [0930]
12. TOTAL ASSETS	276,431 [0540]	152,866 [0740]	429,297 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	203,601 [1205]	[1385]	203,601 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders	[0970]		
2. Includes equity subordination (15c3-1(d)) of	[0980]		
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders	[0990]		
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]

2. Includes equity subordination (15c3-1(d)) of

_____
[1010]

				[1430]	0 [1740]

D. Exchange memberships contributed for use of company, at market value

E. Accounts and other borrowings not qualified for net capital purposes

		[1220]		[1440]	0 [1750]

20.
TOTAL LIABLITIES

203,601 [1230]	0 [1450]	203,601 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners _____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	4,000 [1792]
C. Additional paid-in capital	128,305 [1793]
D. Retained earnings	93,391 [1794]
E. Total	225,696 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	225,696 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	429,297 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning <u>04/01/2006</u>
[3932]

Period Ending <u>03/31/2007</u>
[3933]

Number of months ____ 12
[3931]

REVENUE

1. Commissions:

   a. Commissions on transactions in exchange listed equity securities executed on an exchange
   [3935]

   b. Commissions on listed option transactions
   [3938]

   2,800,564
   c. All other securities commissions
   [3939]

   2,800,564
   d. Total securities commissions
   [3940]

2. Gains or losses on firm securities trading accounts

   a. From market making in options on a national securities exchange
   [3945]

   b. From all other trading
   [3949]

   0
   c. Total gain (loss)
   [3950]

3. Gains or losses on firm securities investment accounts
   [3952]

4. Profit (loss) from underwriting and selling groups
   [3955]

5. Revenue from sale of investment company shares
   [3970]

6. Commodities revenue
   [3990]

7. Fees for account supervision, investment advisory and administrative services
   [3975]

   1,555
8. Other revenue
   [3995]

   2,802,119
9. Total revenue
   [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers
    [4120]

    137,087
11. Other employee compensation and benefits
    [4115]

    2,040,215
12. Commissions paid to other broker-dealers
    [4140]

13. Interest expense
    [4075]

    a. Includes interest on accounts subject to subordination agreements
    [4070]

14. Regulatory fees and expenses
    [4195]

    622,534
15. Other expenses
    [4100]

    2,799,836
16. Total expenses

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	2,283 [4210]
18.	Provision for Federal Income taxes (for parent only)	1,572 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above	[4222]
	a. **After Federal income taxes of** [4238]	
20.	Extraordinary gains (losses)	[4224]
	a. **After Federal income taxes of** [4239]	
21.	Cumulative effect of changes in accounting principles	[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items	711 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	190 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)--Limited business (mutual funds and/or variable annuities only)

☑ [4550]

B. (k)
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

☐ [4560]

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- _____ [4335A]	_____ [4335A2]	_____ [4335B]
8- _____ [4335C]	_____ [4335C2]	_____ [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

D. (k)
(3)--Exempted by order of the Commission

☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

225,696
[3480]

2. Deduct ownership equity not allowable for Net Capital

[3490]

3. Total ownership equity qualified for Net Capital

225,696
[3500]

4. Add:

A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

0
[3520]

B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0
[3525]

5. Total capital and allowable subordinated liabilities

225,696
[3530]

6. Deductions and/or charges:

A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

152,866
[3540]

B. Secured demand note deficiency

[3590]

C. Commodity futures contracts and spot commodities - proprietary capital charges

[3600]

D. Other deductions and/or charges

[3610]

-152,866
[3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0
[3630]

8. Net capital before haircuts on securities positions

72,830
[3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. Contractual securities commitments

[3660]

B. Subordinated securities borrowings

[3670]

C. Trading and investment securities:

1.	Exempted securities		[3735]	
2.	Debt securities		[3733]	
3.	Options		[3730]	
4.	Other securities	474	[3734]	

D. Undue Concentration   [3650]

E. Other (List)

[3736A]		[3736B]	
[3736C]		[3736D]	
[3736E]		[3736F]	
		0	-474
		[3736]	[3740]

		72,356
10.	Net Capital	[3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	13,573 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with <u>Note(A)</u>	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	13,573 [3760]
14.	Excess net capital (line 10 less 13)	58,783 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	51,995 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	203,601 [3790]

17. Add:

A.	Drafts for immediate credit		[3800]
B.	Market value of securities borrowed for which no equivalent value is paid or credited		[3810]
C.	Other unrecorded amounts (List)		

	[3820A]		[3820B]		
	[3820C]		[3820D]		
	[3820E]		[3820F]		
			0		0
			[3820]		[3830]

19. Total aggregate indebtedness

$\underline{\qquad 203,601}$ [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)

% $\underline{\qquad 281}$ [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)

% $\underline{\qquad 0}$ [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ _____ 0

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.		Balance, beginning of period		<u>124,985</u> [4240]
	A.	Net income (loss)		<u>711</u> [4250]
	B.	Additions (includes non-conforming capital of	<u>[4262]</u>)	<u>100,000</u> [4260]
	C.	Deductions (includes non-conforming capital of	<u>[4272]</u>)	[4270]
2.		Balance, end of period (From item 1800)		<u>225,696</u> [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.		Balance, beginning of period	[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.		Balance, end of period (From item 3520)	<u>0</u> [4330]

PENN PLAZA BROKERAGE LTD
STATEMENT OF CASH FLOW
YEAR ENDED MARCH 31, 2007

Cash flows from operating activities

Net profit (loss)		$ 711
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation	$ 5,140	
Changes in assets and liabilities		
Receivable from non-customers	(15,653)	
Other assets	(3,034)	
Accounts payable, accrued liabilities and other	110,378	
		96,831
Cash flows used in operating activities		97,542
Cash flows from investing activities		
Purchases of fixed assets		(77,007)
Cash flows from financing activities		
Additional paid in capital by shareholders		100,000
Net increase in cash		120,535
Cash at beginning of year		44,404
Cash at end of year		$164,939
Supplementary information		
Income taxes paid, net of refunds received		$ 5,342

See independent auditor's report and notes to financial statements.

PENN PLAZA BROKERAGE LTD
RECONCILIATION OF PROFIT BETWEEN
AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2007

Net unaudited profit	$	711
Net audited profit		711
Difference - unaudited and audited profit	$	–0–

See independent auditor's report and notes to financial statements.

PENN PLAZA BROKERAGE LTD
RECONCILIATION OF NET CAPITAL
AUDITED AND UNAUDITED
MARCH 31, 2007

Unaudited net capital	$ 72,356
Audited net capital	72,356
Difference - unaudited and audited net capital	$ —0—

See independent auditor's report and notes to financial statements.

GRUBER PALUMBERI RAFFAELE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is engaged in the sale of redeemable shares of registered investment companies, and variable annuities. The Company does not carry customer accounts. The Company earns a commission in connection with its activities as a broker.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by both straight-line and accelerated methods over the assets' estimated lives ranging from five to seven years. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the related accounts and the resulting gain or loss is reflected in operations.

Cash and Cash Equivalents:

All highly liquid investments with a maturity of three months or less at date of purchase are carried at fair value and considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2: CONCENTRATION OF CREDIT RISK

Financial Instruments

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of temporary cash investments. The Company maintains its cash balances at two financial institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) limit.

PENN PLAZA BROKERAGE LTD
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

NOTE 3: NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Respondent is required to maintain a minimum net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis.

At March 31, 2007 the Respondent had net capital and net capital requirements of $72,356 and $5,000 respectively.

At March 31, 2007 Respondent's aggregate indebtedness to net capital ratio was 2.814 to 1.

NOTE 4: SIPC MEMBERSHIP

The Company is exempt from SIPC membership as its revenues are derived from entities registered under the Investment Act of 1940.

NOTE 5: RELATED PARTY TRANSACTIONS

The company contracts with its two shareholders for management and administrative consulting services. The total amount paid for these services amounted to $87,993 during the year. In addition to these management and administrative consulting service fees, the Company's two shareholders earned commissions amounting to $430,881.

NOTE 6: COMMITMENTS AND CONTIGENCIES

The Company signed a new lease for its new headquarters that effectively began on December 1, 2006 for a term of ten years ending November 30, 2016. The lease calls for an annual rental of $139,500.00 for the first five year period ending November 30, 2011 then the annual sum of $144,000.00 until the lease termination. Additionally there are provisions for both real estate tax and cost of operations and maintenance escalations using the first year as a base period.

The lease is guaranteed by the Company's owner/officers under a "good guy" guarantee which stipulates that the guarantors guarantee payment of the rent as long as the Company inhabits the demised premises. This guarantee therefore terminates upon the Company vacating the space and making it available to the landlord for re-rental.

The following is a schedule of the minimum rental obligations:

Year ending March 31,	
2008	$139,500
2009	139,500
2010	139,500
2011	139,500
2012	142,500
2013 & thereafter	672,000

GRUBER PALUMBERI RAFFAELE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

G
P
R

GRUBER PALUMBERI RAFFAELE, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
SEVEN PENN PLAZA, NEW YORK, NY 10001
TELEPHONE: (212) 532-8261
FAX: (212) 532-9707

To The Board of Directors
Penn Plaza Brokerage LTD

We have examined the financial statements of Penn Plaza Brokerage LTD for the year ended March 31, 2007, and have issued our report thereon dated May 29, 2007. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 171-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Penn Plaza Brokerage LTD taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Gruber Palumberi Raffaele PC

Gruber Palumberi Raffaele, PC

New York, NY
May 29, 2007

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